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Re:  Moyco Technologies, Inc.
     Registration No. 333-94877 on Form S-3
     Filed January 18, 2000
     Accession Number: 0000950116-00-000066


Request is hereby made to withdraw the above-referenced Registration Statement, effective immediately.

MOYCO TECHNOLOGIES, INC.


By:  Joseph Sternberg
     Vice President and General Counsel



Date: February 2, 2000